UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported)	November 6, 2017

1ST CONSTITUTION BANCORP
(Exact Name of Registrant as Specified in Charter)

New Jersey	000-32891	22-3665653
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2650 Route 130 P.O. Box 634, Cranbury, New Jersey	08512
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code	(609) 655-4500

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company     ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Item  1.01          Entry into a Material Definitive Agreement.

On November 6, 2017, 1st Constitution Bancorp (the “Company”) and its primary operating subsidiary, 1st Constitution Bank (the “Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New Jersey Community Bank (“NJCB”), providing for the merger of NJCB with and into the Bank, with the Bank as the surviving entity (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, which shall not occur prior to March 1, 2018, each outstanding share of common stock of NJCB shall be converted into the right to receive a combination of common stock of the Company and cash as follows:

(i)
If the Exchange Ratio Average Price (as defined below) is between $17.10 and $18.90, then the stock consideration shall be 0.1333 of a share of common stock of the Company, subject to adjustment as described below and subject to the payment of cash in lieu of fractional shares; and

(ii)
$1.60 in cash, subject to $0.21 being placed in escrow in accordance with the terms and conditions of the Merger Agreement to cover all costs and expenses that may be incurred by the Company after the effective time of the Merger as a result of specific pending litigation against NJCB.

The term “Exchange Ratio Average Price” shall mean the Company’s average closing share price during the 10 consecutive trading day period ending on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period) and either the Company, the Bank or NJCB has notified the others in writing that all such approvals (and waivers, if applicable) have been received.

Subject to the termination rights set forth below, in the event the Exchange Ratio Average Price is greater than $18.90, then the stock consideration shall be adjusted downward to that percentage of a share of common stock of the Company determined by taking the product of $18.90 multiplied by 0.1333 and dividing such product by the Exchange Ratio Average Price, rounded to four decimal places.  Subject to the termination rights set forth below, in the event the Exchange Ratio Average Price is less than $17.10, then the stock consideration shall be adjusted upward to that percentage of a share of common stock of the Company determined by taking the product of $17.10 multiplied by 0.1333 and dividing such product by the Exchange Ratio Average Price, rounded to four decimal places; provided, however, that in no event will the stock consideration be greater than 0.1425 of a share of common stock of the Company.  Notwithstanding the foregoing, if the Exchange Ratio Average Price is less than $7.00, the Company shall have the right in its sole discretion to increase the exchange ratio for the stock consideration to the extent necessary for the Merger to qualify as a tax-free reorganization.

In addition to the foregoing, at the effective time of the Merger, each outstanding option to acquire shares of common stock of NJCB will be terminated and converted to the right to receive cash equal to the product of (i) the aggregate number of shares of common stock of NJCB underlying such outstanding option multiplied by (ii) the excess, if any, of $4.00 over the per share exercise price of such outstanding option.  If not exercised before their expiration date of February 28, 2018, all outstanding warrants to acquire shares of common stock of NJCB will expire prior to the effective time of the Merger.  Each outstanding share of common stock of the Company will remain outstanding and unaffected by the Merger.

Under New Jersey banking law, shareholders of NJCB can elect to dissent from the Merger.  Any shareholder electing to dissent shall be entitled to a cash payment for his, her or its shares only to the extent permitted by and in accordance with New Jersey banking law.

The Merger Agreement contains typical representations, warranties, and covenants of the Company, the Bank and NJCB, including, among others, covenants that require, during the period between the execution of the Merger Agreement and consummation of the Merger, (i) NJCB to use commercially reasonable efforts to conduct its business in the ordinary course and consistent with past banking practice and prudent banking practice; and (ii) NJCB to not, subject to certain exceptions generally related to the NJCB Board of Directors’ evaluation and exercise of its fiduciary duties, (a) solicit proposals relating to alternative business combination transactions or (b) enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.

The Merger Agreement provides certain termination rights for the Company, the Bank and NJCB, including, among other things, (i) the right for NJCB to terminate the Merger Agreement if (a) the Company’s common stock price falls below $16.00 and (b) such stock price decline shall be greater than the decline in the NASDAQ Bank Index by 30 or more basis points and (ii) the right for the Company, the Bank or NJCB to terminate the Merger Agreement if the Exchange Ratio Average Price is less than $7.00 and the Company elects to not increase the exchange ratio for the stock consideration.  The Merger Agreement further provides that upon termination of the Merger Agreement under certain circumstances, NJCB will be obligated to pay the Company a termination fee of $275,000 and out of pocket expenses incurred by the Company and the Bank in connection with the Merger of up to $125,000; provided, however, that the sum of the termination fee and such out-of-pocket expenses shall not exceed $400,000.

Completion of the Merger is subject to customary closing conditions, including, among others, (i) receipt of the requisite approval of the shareholders of NJCB; (ii) receipt of regulatory approvals; (iii) the absence of any law or order prohibiting the closing; (iv) the holders of no more than 10% of NJCB common stock exercising their dissenters’ rights under New Jersey banking law; (v) the indemnification agreements between NJCB and its existing directors being amended and restated; (vi) the execution of an escrow agreement and the funding of an escrow account with the aggregate amount required under the Merger Agreement; (vii) the first amendment to the amended and restated lease agreement on NJCB’s main office in Freehold, New Jersey being in full force and effect; and (viii) the effectiveness of the registration statement to be filed by the Company with respect to the common stock to be issued in the Merger.  In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party and compliance of the other party with its covenants in all material respects.

The Merger Agreement also contains representations and warranties that the parties have made to each other as of specific dates.  Except for its status as a contractual document that establishes and governs the legal relations among the parties with respect to the Merger described therein, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties.  The representations and warranties contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; may be subject to a contractual standard of materiality different from what a shareholder might view as material; may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts; may have been qualified by certain disclosures not reflected in the Merger Agreement that were made to the other party in connection with the negotiation of the Merger Agreement; and generally were solely for the benefit of the parties to the Merger Agreement.  Shareholders should read the Merger Agreement together with the other information concerning the Company that the Company publicly files in reports and statements with the Securities and Exchange Commission.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated by reference herein.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document regarding the proposed Merger, including financial estimates, the expected timetable for completing the proposed Merger, and the effects of the proposed Merger, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission (the “Commission”).  Such forward-looking statements include, but are not limited to, statements about the benefits of the Merger, including future financial and operating results and the Company’s or NJCB’s future expectations, beliefs, goals, plans or prospects.  Any statements that are not statements of historical fact, including statements containing such words as “will,” “could,” “plans,” “intends,” “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “anticipate,” “estimated,” or similar expressions, should also be considered forward-looking statements, although not all forward-looking statements contain these identifying words.  Readers should not place undue influence on these forward-looking statements, which speak only as of the date hereof.  Such statements are based upon the current beliefs and expectations of the management of the Company and NJCB and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to, the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the risk that NJCB’s shareholders may not adopt the Merger Agreement; (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; (4) delays in closing the Merger or other risks that any of the closing conditions to the Merger may not be satisfied in a timely manner; (5) the inability to realize expected cost savings and synergies from the Merger in the amounts or in the timeframe anticipated; (6) the diversion of management’s time from ongoing business operations due to issues relating to the Merger; (7) costs or difficulties relating to integration matters might be greater than expected; (8) material adverse changes in the Company’s or NJCB’s operations or earnings; (9) potential litigation in connection with the Merger; (10) an increase or decrease in the common stock price of the Company during the 10 day pricing period prior to the closing of the Merger, which could cause an adjustment to the exchange ratio or give NJCB the right to terminate the Merger Agreement under certain circumstances; (11) the inability to retain NJCB’s customers and employees; and (12) the potential change in Federal tax law that could have a negative impact on the Company’s tax benefits from the Merger.

There are important, additional factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including the factors described under “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K, which was filed with the Commission on March 16, 2017.  Such factors include, but are not limited to, the overall economy and the interest rate environment; the ability of customers to repay their obligations; competition; significant changes in accounting, tax or regulatory practices and requirements; certain interest rate risks; and risks associated with speculative construction lending.  Although management has taken certain steps to mitigate any negative effect of the aforementioned items, significant unfavorable changes could severely impact the assumptions used and could have an adverse effect on profitability.  The Company undertakes no obligation to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Merger, the Company intends to file a registration statement on Form S-4 with the Commission.  The Company may file other documents with the Commission regarding the proposed Merger.  A definitive proxy statement/prospectus will be mailed to the shareholders of NJCB.  INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the registration statement (when available), including the proxy statement/prospectus, and other documents containing information about the Company at the Commission’s website at www.sec.gov.  Copies of these documents may also be obtained from the Company (when available) by directing a request to Robert F. Mangano, President and Chief Executive Officer, 1st Constitution Bancorp, at 2650 Route 130 North, P.O. Box 634, Cranbury, New Jersey 08512, telephone (609) 655-4500.

Certain Information Regarding Participants

The Company, NJCB, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from NJCB’s shareholders in respect of the proposed Merger.  Information regarding the directors and executive officers of the Company may be found in its definitive proxy statement relating to its 2017 Annual Meeting of Shareholders, which was filed with the Commission on April 24, 2017 and can be obtained free of charge from the Commission’s website at www.sec.gov or from the Company by directing a request to Robert F. Mangano, President and Chief Executive Officer, 1st Constitution Bancorp, at 2650 Route 130 North, P.O. Box 634, Cranbury, New Jersey 08512, telephone (609) 655-4500.  Information regarding the directors and executive officers of NJCB may be found in its proxy statement relating to its 2017 Annual Meeting of Shareholders, which can be obtained free of charge from William H. Placke, President and Chief Executive Officer, New Jersey Community Bank, at 3441 U.S. Highway 9, Freehold, New Jersey 07728, telephone (732) 431-2265.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.

Item 9.01.               Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Title

2.1	Agreement and Plan of Merger, dated as of November 6, 2017, by and among the Company, the Bank and NJCB.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

1ST CONSTITUTION BANCORP

Date: November 7, 2017	By:	/s/ Robert F. Mangano
Name: Robert F. Mangano
Title: President and Chief Executive Officer